# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rice Acquisition Corp 3, CIK 0002074872
CUSIP: G7553X106
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 102 EAST MAIN STREET, SECOND STORY, CARNEGIE, United States (X1), 15106
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000949509

## Reporting persons
- Oaktree Capital Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,799,999; shared voting power 0; sole dispositive power 2,799,999; shared dispositive power 0; aggregate amount beneficially owned 2,799,999 (8.02% of the class)
  Comment: Represents 2,400,000 Class A ordinary shares and 399,999 Class A ordinary shares issuable upon redemption of conversion of warrants.
  
  Calculated based on 34,502,500 Class A ordinary shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed on November 3, 2025, and as increased by 399,999 Class A ordinary shares issuable in respect of convertible bonds.

## Item 1. Issuer
Name of issuer: Rice Acquisition Corp 3
Address of issuer's principal executive offices: 102 EAST MAIN STREET, SECOND STORY, CARNEGIE, PA, 15106

## Item 2. Person Filing
Name of person filing: This statement is filed by Oaktree Capital Management L.P., referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on cover page.

The reported securities are managed by the Reporting Person on behalf of various funds and accounts including: Oaktree Value Opportunities Fund, L.P. (OVO), Oaktree London Liquid Value Opportunities Fund (VOF), and Boston Patriot Arlington St LLC, an SMA account. The filing of this Statement shall not be deemed an admission of beneficial ownership by the Reporting Persons for purposes of Section 13(d) or 13(g), or for any other purpose.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 4(a) of this Statement is hereby incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Managing Director (02/17/2026)